Exhibit 4.1

QUESTAR CORPORATION

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

(As Amended and Restated Effective August 1, 2011)

Section 1.  Plan Adopted

Questar Corporation, (the “Company”) hereby amends and restates, effective August 1, 2011, the Dividend “Reinvestment and Stock Purchase Plan (the “Plan”), which was originally adopted December 17, 1982 and has been significantly amended since such date.  Under the Plan, certain shareholders of record and beneficial owners of common stock without par value of the Company (“Common Stock”) will be provided an opportunity to invest cash dividends and optional cash investments in additional shares of Common Stock, and sell shares of Common Stock held through the Plan.  The Plan permits full or partial reinvestment of cash dividends paid on Common Stock.

Section 2.  Purpose of the Plan

The purpose of the Plan is to provide certain shareholders of record and beneficial owners of Common Stock with a simple and convenient method of investing cash dividends and/or optional cash investments in shares of Common Stock at regular intervals.

Section 3.  Eligibility

All shareholders of record and beneficial owners of Common Stock are eligible to participate in the Plan, subject to the requirements set forth in Section 5 (the “Participants”).  Effective August 1, 2011, interested investors who are not owners of Common Stock are not eligible to participate in the Plan.

Section 4.  Administration

Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. (the “Plan Administrator”) administers the Plan for Participants, keeps records, sends statements of account to Participants, and performs other duties relating to the Plan.  Additional shares purchased under the Plan shall be registered in the name of the Plan Administrator or its nominee.  The Company, without the prior consent of the Participants, may appoint a different Plan administrator at any time.

The Plan Administrator is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of Common Stock by Participants (the “Independent Agent”).  The Plan Administrator will furnish the name of the Independent Agent, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the Participant.  Subject to certain limitations, the Independent Agent selected by the Plan Administrator shall have full discretion as to all matters relating to such purchases, including determining the number of shares, if any, to be purchased on any day or at any time of that day, the prices paid for such shares, the markets on which such purchases are made, and the persons (including other brokers and dealers) from or through whom such purchases are made.

Section 5.  Participation

(a)                                  Any holder of record of Common Stock may join the Plan by signing an enrollment form and returning it to the Plan Administrator.  Participants may obtain enrollment forms at any time by contacting the Plan Administrator by telephone or in writing, or by accessing them from the Plan Administrator’s Internet web page.

(b)                                 Beneficial owners of Common Stock may become shareholders of record by having some or all of their shares transferred into their names in order for a shareholder to be eligible to directly participate in the Plan.  Beneficial owners may request their record holders (such as a broker or fiduciary institution) to participate in the Plan on their behalf.

(c)                                  A shareholder may enroll in the Plan at any time.  The Plan Administrator must receive an enrollment form on or before the record date for a dividend payment in order for a shareholder to use such dividend to purchase additional shares of Common Stock.  Dividends on Common Stock are generally paid in the months of March, June, September, and December.  Nothing in this Plan will be considered a guarantee or promise to pay any dividends in the future except as may be declared by the Board of Directors of the Company from time to time.  The record dates for dividends on Common Stock are ordinarily within 30 days prior to the dividend payment dates.  The dates on which dividends are paid are referred to as “Dividend Investment Dates”.  Cash dividends are reinvested on the Dividend Investment Dates, and are used to purchase additional shares of stock.  The last business day of each month is referred to as the “Cash Payment Investment Date”.  Optional cash investments are used to purchase shares of Common Stock on the Cash Payment Investment Date.  If the Company issues new shares to Participants, the shares will be issued and sold on the Dividend Investment Date or the Cash Payment Investment Date, as applicable.

(d)                                 Enrollment forms shall direct the Plan Administrator to purchase additional shares of Common Stock with cash dividends payable on all or a specified portion of the shares of Common Stock registered in the Participant’s name as well as all or a specified portion of the whole and fractional shares of Common Stock credited to the Participant’s account under the Plan.  The enrollment forms shall also authorize the Plan Administrator to purchase additional shares of Common Stock with any optional cash investments made by the Participant.

Section 6.  Costs

The Plan Administrator shall charge Participants brokerage commissions in connection with purchasing shares of Common Stock in the open market.  Participants electing to sell shares of Common Stock through the Plan in accordance with Section 9 will pay any related administrative fees, brokerage commissions and any applicable taxes for each such sale.  The Plan Administrator will also charge a fee for returned checks or rejected automatic bank withdrawals and for copies of prior year statements.

At the present time, the Company pays all other costs in connection with the administration of the Plan.  The Company, however, reserves the right to charge fees incurred when administering Participants’ accounts.  The Company will notify Participants of any fee changes prior to the changes becoming effective.

Section 7.  Operation

(a)                                  Direct Registration.  The Company is a participant in the Direct Registration System (“DRS”).  DRS is a method of recording shares of stock in book-entry form.  Book-entry means that shares are registered in the shareholder’s name on the books of the Company without the need for physical certificates and are held separately from any Plan shares the shareholder may own.  Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form.  Future share transactions will be issued in book-entry form rather than physical certificates unless the shareholder specifies otherwise.

(b)                                 Shares Available Under the Plan.  Shares of Common Stock offered to Participants pursuant to the Plan may be purchased by the Plan Administrator in the open market or through negotiated transactions.  The Company also reserves the right to issue and sell additional new shares of Common Stock to Participants.  The Company’s election between purchasing shares of Common Stock on the open market or through a negotiated transaction and issuing new shares will depend on several factors, including the Company’s need for additional equity funds.  Any shares of Common Stock issued by the Company shall be registered with the Securities and Exchange Commission.

(c)                                  Price of Shares.  The price of Common Stock purchased in the open market with reinvested dividends or with optional cash investments will be the weighted average cost of such shares, including brokerage commissions, incurred in connection with the purchase of such shares on the applicable Investment Date.  The price per share will be determined by dividing the cost (including all brokerage fees) of all shares purchased with optional cash investments or reinvested dividends on the applicable Investment Date by the total number of shares purchased on such date.

The price of Common Stock purchased directly from the Company with reinvested dividends or with optional cash investments will be the closing price of Common Stock as reported on the consolidated tape of the New York Stock Exchange on the applicable Investment Date or, if no trading in Common Stock occurs on such date, on the next preceding date on which trading occurred.  There are no purchase commissions charged to Participants for direct purchases.

(d)                                 Number of Shares.  Each Participant’s account will be credited with the number of shares (including fractional shares, computed to three decimal places) equal to the amount invested for the Participant’s account divided by the applicable price per share.

(e)                                  Participation Options.  The Plan Administrator will reinvest dividends on all or a portion of the shares of Common Stock registered in each Participant’s name, in accordance with such Participant’s directions on the enrollment form(s), as well as all or a portion of the dividends on shares of Common Stock credited to such Participant’s account under the Plan.  The Company will apply such dividends to the purchase of shares for the account of such Participant.  The Company will also apply any optional cash investments received prior to the close of business on the business day prior to the Cash Payment Investment Date to the purchase of shares for the account of such Participant.  The following participation options are available in the Plan:

Option A.

Full Dividend Reinvestment.  Participants may send in optional cash investments ($50.00 minimum) to purchase additional shares of stock.  Dividends earned on all certificated and book-entry (DRS) shares of Common Stock and all Plan shares are reinvested to purchase additional shares of Common Stock.

Option B.

Partial Dividend Reinvestment.  Participants may send in optional cash investments ($50.00 minimum) to purchase additional shares of stock.  Participants designate a specific percentage from 10% to 90% (in increments of 10%) of certificated shares, book-entry (DRS) shares, and shares held in the Plan on which they want to reinvest the dividends to purchase additional shares of Common Stock, while receiving cash dividends on the remaining balance of certificated shares, book-entry (DRS) shares, and shares held in the Plan.

Option C.

Optional Cash Investments Only.  Participants may send in optional cash investments ($50.00 minimum) to purchase additional shares of stock.  Participants will receive cash dividends for certificated shares, book-entry (DRS) shares, and shares held in the Plan; no dividends will be reinvested.

A shareholder of record who does not indicate a participation option on the enrollment form will automatically be enrolled in Option A (Full Dividend Reinvestment).

Participants may change their dividend reinvestment option at any time by going to the website of, calling or sending written notice to, the Plan Administrator.  Notices received on or before a dividend record date will be effective for that dividend.  Notices received after a dividend record date will not be effective until after that dividend has been paid.

Participants can have cash dividends not being reinvested transferred directly to their bank for deposit. For electronic direct deposit of dividend funds, Participants must contact the Plan Administrator to request a Direct Deposit of Dividends Authorization Form, complete the form, and return it to the Plan Administrator with a voided check for checking accounts or savings deposit slip for savings accounts.  If the stock is jointly owned, all owners must sign the form.

Section 8.  Optional Cash Investments

A Participant in the Plan may make optional cash investments for additional shares of Common Stock each month.  Optional cash investments must be at least $50.00 per payment and may not exceed $120,000.00 per calendar year and must be made by personal check made payable to “Shareowner Services” and mailed or otherwise delivered to the Plan Administrator.  Investments made by check can be sent each month or on an irregular basis.  Optional cash investments must be received by the close of business on the business day prior to the Cash Payment Investment Date.  Optional cash investments received after such time will be held by the Plan Administrator until the next Cash Payment Investment Date.  No interest shall be paid by the Company or the Plan Administrator on optional cash investments held pending investment.  Optional cash investments that have been received but not yet invested will be returned to the Participant upon written request received by the Plan Administrator at least two (2) business days prior to the Cash Payment Investment Date.

Participants can authorize monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association.  The amounts automatically deducted from an account in a qualified financial institution must be the same amount each month.  The minimum amount for monthly deductions is $50.00, and the maximum amount is $10,000.00, and must be in United States dollars.  To initiate this service, a Participant must send in a completed enrollment form to the Plan Administrator.  To change any aspect of the instructions, Participants must send a revised form to the Plan Administrator.  To terminate deductions, Participants must notify the Plan Administrator at least fifteen (15) business days prior to the next Cash Payment Investment Date.  Once automatic deductions begin, funds will be deducted from the Participant’s designated account on the 25th of each month or on the next business day if the 25th is not a business day.  To be effective with respect to a particular Cash Payment Investment Date, a Participant’s request to enroll in, make changes, or discontinue automatic withdrawals must be received by the Plan Administrator at least fifteen (15) business days prior to such Investment Date.

During the period that an optional cash investment is pending, the collected funds in the possession of the Plan Administrator may be invested in certain Permitted Investments.  For purposes of this Plan, “Permitted Investments” shall mean any money market mutual funds registered under the Investment Company Act (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America.  The risk of any loss from such Permitted Investments shall be the responsibility of the Plan Administrator.  Investment income from such Permitted Investments shall be retained by the Plan Administrator.

If any optional cash investment, including investments by check or automatic withdrawal, is returned for any reason, the Plan Administrator will remove from the Participant’s account any shares purchased upon prior credit of such funds, and will sell these shares.  The Plan Administrator will also sell other shares in the account to recover a returned funds fee for each optional cash investment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.

Section 9.  Sales

A Participant may sell shares of Common Stock through the Plan.  Such shares are sold on the open market on any business day by the Plan Administrator’s Independent Agent.  The Plan Administrator will make every reasonable effort to process a Participant’s sale order on the next business day following receipt of a properly completed request.  The Independent Agent shall have all discretion in all matters related to the sale, including the terms of sale, sale price, and the market or person through which the shares are sold.  A Participant cannot specify a price at which to sell Plan shares.  Accordingly, a Participant will not be able to precisely time any sales through the Plan, and will bear the market risk associated with fluctuation in the price of Common Stock.  A Participant may only sell Common Stock held through the Plan, including shares of Common Stock represented by certificates sent to the Company for safekeeping and enrolled in the Plan.  A sale request can be made to the Plan Administrator in writing, by telephone or online, and is irrevocable after it is processed.  When submitting written requests, all registered owners must sign as their name(s) appears on the account.  An administrative fee, brokerage commissions associated with the sale, and any applicable tax withholding will be deducted from the proceeds mailed to the Participant.  Proceeds will be payable to the registered account holders only.  The Plan Administrator shall send Information Returns to Participants who sell shares through the Plan.

If a Participant submits a request to sell all or a portion the Plan shares, and is requesting net proceeds to be automatically deposited to a bank checking or savings account, the Participant must provide a voided blank check for a checking account or blank savings deposit slip for a savings account.  If the Participant is unable to provide a voided check or deposit slip, the written request must have the Participant’s signature(s) medallion guaranteed by an eligible financial institution for direct deposit.  Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be honored and a check for the net proceeds will be issued.

Section 10.  Reports to Participants

Each Participant shall receive a statement of account as soon as practical after each applicable Investment Date.  In addition, each Participant shall receive the same communications sent to every holder of Common Stock, whether they are electronic notices or hard copies, including annual reports, notices of the annual meeting and proxy statements, and Information Returns reporting dividend income received for tax purposes.

Section 11.  Certificates for Shares of Common Stock and Plan Accounts

(a)                                  Certificates for any number of whole shares credited to an account under the Plan will be issued upon the request of the Participant in the name(s) that appear on the Company’s records and will be mailed as soon as practicable following receipt of Participant’s request.

(b)                                 Certificates for fractional shares will not be issued under any circumstances.

(c)                                  Shares held in the account of a Participant under the Plan may not be pledged as collateral.

(d)                                 Accounts under the Plan shall be maintained in the names in which certificates of the Participants were registered at the time they entered the Plan.  Certificates for whole shares shall be similarly registered when withdrawn from the custody of the Plan Administrator.  Accounts under the Plan for new Participants shall be maintained in the names shown on the initial enrollment form submitted by such Participants.

(e)                                  A Participant may send certificated shares to the Company for safekeeping.  Such shares will be treated as Plan shares.  Such shares are also eligible to be sold, upon the Participant’s written request, by the Independent Agent, in accordance with Section 9 above.

Section 12.  Stock Transfers

Participants may transfer or assign Plan shares to another person, registration or entity by meeting the requirements for transfer of stock.  Requests for stock transfer requirements should be to the Plan Administrator by telephone or in writing.  If a Participant requests a transfer of all shares in the Plan account between a dividend record date and payment date, the transfer request will be processed; however, the Plan account will not be terminated.  The Participant may receive additional dividend reinvestment shares which will require the Participant to submit a written request to transfer the additional shares.

Section 13.  Withdrawal or Termination of Participation in the Plan

(a)                                  A Participant at any time may terminate or withdraw from participation in the Plan by so notifying the Plan Administrator in writing, by telephone or online.

(b)                                 If the Plan Administrator receives a notice of withdrawal or termination prior to the record date for the next dividend payment with respect to certain of such Participant’s shares of Common Stock, the Plan Administrator will pay the next dividend payment and all subsequent dividends on such shares of Common Stock to the Participant in cash.

(c)                                  If the Plan Administrator receives notice of withdrawal or termination on or after the record date for the next dividend payment with respect to certain of such Participant’s shares of Common Stock, the withdrawal or termination will be processed as soon as practical, and a separate dividend check will be mailed to the Participant.  Future dividends will be paid in cash, unless the Participant rejoins the Plan.

(d)                                 If a Participant withdraws or terminates his entire participation in the Plan, the Participant has the choice of: (1) converting all full Plan shares to book-entry (DRS) or stock certificates and selling the remaining fraction, (2) selling all of the Plan shares, or (3) converting a specified number of full Plan shares to book-entry (DRS) or stock certificates and selling the remaining shares.  Unless a stock certificate is specifically requested, all shares not sold will be issued to book-entry (DRS). Participants will receive a check or direct deposit less any brokerage commission and service fees in the amount of any fractional or full shares sold.  Future dividends will be paid in cash.  If no election is made in the request for termination, full Plan shares will be converted to book-entry (DRS) and a check will be issued for net proceeds of the fractional share.

Section 14.  Termination of Accounts

The Company and the Plan Administrator have the right to terminate a Participant from the Plan if less than one share is held in the Participant’s account.  This termination will be accomplished by sending the Participant a check for the cash value of any fractional share in the Plan account.

In addition, the Company may terminate a Participant’s participation in the Plan if it believes that such participation may be contrary to the general interest of the Plan or in violation of applicable law, in which case the Participant’s Plan shares will be converted to book-entry (DRS) for whole shares and a check will be issued to the Participant for the cash value of any fractional share in the Plan account.

Section 15.  Disposition of Less Than All Shares Registered in Participant’s Name

A Participant may sell or otherwise dispose of all or a portion of the shares of Common Stock registered in his name even though the Participant has authorized the Company to reinvest dividends payable on such shares.  If the Participant has previously requested reinvestment, the Company will continue to reinvest dividends payable on the remaining shares registered in the Participant’s name, subject to its discretion to terminate any Participant’s account that has less than one share in it.

Section 16.  Amendment of Plan

The Company reserves the right to suspend, modify, or terminate the Plan at any time.  All Participants will receive notice of any such suspension, modification or termination or any action that significantly affects a Participant’s rights or obligations under the Plan.

Section 17.  Governing Law

The terms and conditions of the Plan and its operation will be governed by the laws of the State of Utah.

Section 18.  Company; Plan Administrator; Broker Dealer Not Liable

In administering the Plan, neither the Company, the Plan Administrator nor any broker/dealer selected by the Plan Administrator to execute purchases and sales on behalf of Participants is liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a Participant’s account upon such Participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which shares are purchased or sold, or (iii) as to the value of the shares acquired for Participants.

The Plan Administrator is acting solely as agent of the Company and neither the Company nor the Plan Administrator owes any duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, shall be read into this Plan.  The Plan Administrator undertakes to perform such duties and only such duties as are expressly set forth in this Plan, to be performed by it, and no implied covenants or obligations shall be read into this Plan against the Plan Administrator or the Company.

In the absence of negligence or willful misconduct on its part, neither the Company nor the Plan Administrator, whether acting directly or through agents or attorneys, shall be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder.  In no event shall the Company or the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Company or the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Plan Administrator shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

Neither the Company nor the Plan Administrator shall be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Plan Administrator and the Company shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 19.  Taxation

The automatic reinvestment of distributions does not relieve Participants of any federal, state or local taxes which may be payable (or required to be withheld on distributions).  Participants will also be subject to income tax on gains resulting from sales of their shares.  For further information as to the tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

Just prior to or after the end of each calendar year, Participants will be sent an Information Return (i.e., a 1099-Div or 1042S, which may be included with the last dividend payment for the year) summarizing dividends paid to them during the prior year.  An Information Return (i.e., 1099-B) summarizing gross sales transactions during the prior year will also be sent if shares are sold through the Plan.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has executed and delivered the Plan as of the date first written above.

QUESTAR CORPORATION

By:	/s/ Ronald W. Jibson
Name:	Ronald W. Jibson
Title:	President and
Chief Executive Officer

[Signature Page to Dividend Reinvestment and Stock Purchase Plan]